Proper Good

Retail | Technology | Main Street | Product | Food Trucks

90-second meals made with bone broth, 0g added sugar & functional ingredients





EATPROPERGOOD.COM

PROPER GOOD
squash & carrot
soup with coconut & turmeric
happy spoon, happy you
PROPER GOOD
creamy red pepper

As busy people, we simply could not find quick and easy meals with ingredients that we approved of. So, we made them. We make seriously tasty meals in transparent pouches so you can see the good stuff - ready to eat in 90-seconds, microwave safe, BPA-free and just $6.99 - $7.99. Get your choice of keto, vegan or low-calorie options shipped... more

Christopher Jane Founder & CEO @ Proper Good



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Why you may want to support us...

1. Previously worked together for 5+ years as founders. Launched 10+ food products to 1000's of stores in the US including WholeFoods.
2. Lean business model. Low-minimum production quantities, short 3-week lead times, high 65%+ margins.
3. Ready for launch. Recipes & product complete. First production penciled in for early February 2020.
4. Direct-to-Consumer (DTC) allows us to fully control the customer experience while being nimble, acting quickly, and building a community of customers and investors. DTC also gives us tremendous insights and actionable data to continuously improve the company.
5. Within our founding team, we are repeat founders in the US food space, our CEO has Stanford MBA education, our CMO has extensive hands-on content and performance marketing experience, our Head of Operations has 10+ years building and scaling food supply chains, and we have Consumer Goods expert advisors.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Christopher Jane
Founder & CEO
Stanford MBA, 5+ yrs in US food space as co-founder & CEO of Montana Mex. www.christofthejane.com





Jennifer Jane
Founder & CMO
5+ yrs in marketing & content creation. Comedian & co-star of Charged Film. www.jennyofthejane.com





Rebecca O'Brien
Head of Operations
10+ years in food brand operations, setting up & scaling supply chains from startup to $10mm+ sales





Bruna Massadas
Social Media/Email Marketing Manager

  *Visual Artist, Content Writer, Graphic Designer, Klaviyo/Shopify Whiz.*

Downloads

📄 Proper Good Deck - Confidential.pdf

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252 million Americans eat packaged soup every year. Yet, 90% wish it was healthy.

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A Proper Good Overview



PRODUCT - Meals with ingredients you can pronounce, delivered direct to your door and ready to eat in 90 seconds! We are starting with soup, but plan to rapidly expand our product line into other meal solutions that have the same flexible, transparent pack format and ease of use. We are excited to make mealtimes easier and offer meal solutions that support diets such as keto, vegan and low calorie.

OPERATIONS - We're extremely efficient with short lead times, low minimum order quantities and fantastic payment terms with our suppliers. This means that we do not have large amounts of capital tied up in inventory and it also allows us to be responsive to consumer feedback, trends and create seasonal flavors.





DISTRIBUTION - Our products will be initially sold through eatpropergood.com and shipped directly to consumers, via individual orders or subscription. This is a profitable channel due to our lightweight, flexible packaging and ambient shipping, which allows people to get meals delivered directly to their door. In addition, curating the customer experience and journey brings huge data insights on our products & customers.

MARKETING - We have a focus on original, creative and engaging content, unlike anything you have seen in the meal solutions space. A focus on fun visuals, vibrant, healthy, conversational marketing that engages the online community. We are obsessed with data analysis and continuous iterations to maximize our marketing efforts. We do nearly all of the marketing in house which allows us to test ideas, gain data quickly and adapt as needed.





FINANCIALS - We're getting ready for launch in Q1 2020, as of now all products, pricing and operations are ready to go. Our products have between 65% & 75% gross margins (COGS to Sale Price). With cost-efficient ambient shipping, we can be unit economic profitable on most shipments. In addition, we have very little Capex, most of our costs are variable with sales, and our extended payment terms with suppliers mean we're confident we can hit a negative-cash-conversion cycle.

Brand & Investment Deck

click through entire deck below or see a downloadable version below




PROPER GOOD
happy spoon. happy you.
tracking cookie embedded - please do not share.

Where are we today?

TEAM: Founding team and support crew in full working mode & ready for launch! Founders and Operational team have worked together for over 5 years and launched 10+ products to US national retail (Whole Foods, Sprouts, Albertsons, etc) and an online store with $100,000's in sales.

PRODUCT: Launch recipes complete and ready to go, first production penciled in to be ran at the end of January 2020.

PRICING: All ground-up models and granular forecasts (cash-flow, inventory planning and pro-forma P/L's) completed and used for raising funds from CPG investors, including industry veterans, Stanford alumni and experienced entrepreneurs. Unit economic margins are very high at 65 - 75%, depending on SKU.

PACKAGING: Custom made pouches are in transit to production facility. All labels and artwork fully designed and submitted to USDA ready for upcoming full production run.

MANUFACTURING: Set up with highly rated manufacturer with 20+ years in the industry. Low first minimum order quantities (5000 units per SKU) and excellent payment terms.

LOGISTICS: Full operational backend (inventory system, financial controls, 3PL integration, and so forth) set up and tested, fulfillment is via a 3PL we've previously worked with where we shipped 1000's of items direct-to-consumer and to retail.

SALES: We're ready to launch in Q1 2020 and www.eatpropergood.com will go live in January with a pre-order option until finished goods are in the warehouse.

DATA: Best in class setup for performance marketing and data tracking of customers, CAC, LTV, Cohort and other analysis to ensure continous iteration and optimized marketing spend. Real time data tracking of website usage, 100's of ads across multiple platorms and emails campaign flow all set and ready launch and adapt as needed.

As of today we are a pre-revenue brand in the process of fundraising from the WeFunder community and outside investors, all with the purpose of facilitating our launch to market in the coming months.

Our Next Steps


STRATEGIC VISION*
YEAR ONE
aunch
Q1 2020.
oups only.
ocused
nline sales.
easonal
xtensions.
YEAR TWO
• new pouch lines
• online & offline channels
• extensive new items
YEAR THREE
• grocery retail rollout
• extenstic items
• new categori
*SUBJECT TO CHANGE AT PROPER GOOD D

Investor Q&A

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

As busy people, we simply could not find quick and easy meals with ingredients that we approved of. So, we made them. We make seriously tasty meals in transparent pouches so you can see the good stuff - ready to eat in 90-seconds, microwave safe, BPA-free and just $6.99 - $7.99. Get your choice of keto, vegan or low-calorie options shipped directly to your door. Made with functional ingredients such as Bone Broth, Turmeric & Coconut.

Where will your company be in 5 years? ⌄

We're launching Q1 2020 and have scalable manufacturing to quickly expand sales of current products and develop new items. By Year 5 we plan to be a national brand known for quick, easy, honest & healthy meal solutions, all in the same pack format. We will continue to focus on quality ingredients, strong nutritionals and ambient shipping with flexible transparent packaging. We are focusing on Direct-to-Consumer (DTC) for year 1 but by year 5 expect to also be sold in retail and grocery.

Why did you start this business? ⌄

We have enormous passions for healthy foods and clean eating, but as busy people we simply could not find quick and easy meals with ingredients lists that we approved of. We are originally from the UK, and we realized that the quick and convenient healthier options available over there are simply not available in the USA. With insights into a food market that is going in the 'healthy' direction, we decided to combine our passion for healthy food, with our previous food industry experience and create something that people will enjoy again and again. At our prior brand we spent 5+ years learning the ins and outs of the US food space across grocery, foodservice and online, so we know the bottlenecks and have built Proper Good to be lean and ready for high growth from day 1. We want to create beautiful and delicious products that are a good price for consumers, help solve a healthy eating problem, and have margins north of 65%. This, in turn, will allow us to hire wonderful people to run and develop Proper Good for the longterm.

How will you make money? ⌄

Proper Good has very strong unit economics and cost efficient direct-to-consumer shipment, allowing us to maintain good gross and contribution margins on each item.

How do you acquire customers? ⌄

We acquire customers through a variety of marketing efforts, which will be continually analyzed and updated to increase conversion rates and efficiency. Once customers are on the Proper Good website they are met with an intuitive customer experience and we collect multiple data points. We have created a marketing tech stack that reflects that of the best consumer brands and a data analysis system to match. Marketing and gaining customers is a core competency of the team's experience - it comes down to a delicate balance of paid and organic users, across a wide variety of mediums including social influencers, paid search, ads, email campaigns, online store apps, and creative content. The continual analysis of ads, consumer acquisition cost, lifetime value and so forth are central to the business.

What's new about what you're making? How is it different? ⌄

Proper Good has a very different approach within the convenient meal solutions space. We're using a new packaging format (transparent flexible pouches) with incredibly clean ingredients (think bone broth, turmeric, 0g added sugar), a new branding approach for the category, and we have a super lean operational setup enabling profitable direct-to-consumer shipments, all supported by a highly experienced team that have worked together for years in the natural foods space. We are also able to create new products within 7-weeks due to our manufacturing relationships and in-house capabilities, this alone is very different to most meal solution companies in the US who have around an 18-month product development cycle. This short development cycle allows us to react to feedback and trends quickly and efficiently.

What's your biggest risk? What keeps you up at night? ⌄

We're launching a new pack format and opening up a new category with our approach to convenient meal solutions. We've done considerable testing of the brand, packaging and product, but there is always a risk involved with consumer adoption of new items. We are doing everything we can think of to ensure consumer product fit, but this is simply something we cannot understand 100% until we launch the brand.

How big is the market? ⌄

LET'S DIVIDE INTO SECTIONS!!!Since we are launching with soup SKU's we will initially focus on the US Soup market, as well as the 'shelf to microwave' market as a whole. The packaged ready-to-eat soup market is more than $2B a year according to Statista.com, with over 170 million Americans consuming packaged soup. If we broaden to the wider aim of ready-to-eat meals and healthy convenient meal solutions, this number is far north. Looking at purely e-commerce based food, the share of online sales is predicted to skyrocket:
https://www.lek.com/insights/ei/ecommerce-packaging-food-beverage

What do you understand about your business that others don't get? ⌄

With 5 years in this industry, we have an in-depth and nuanced understanding of what makes a product and brand launch successful - from consumer behaviour and the customer journey, to the importance of cash-flow, low capex and strong unit economics in CPG, to the power of creative content and brand ambassadors in keeping acquisition costs low.

Is the pouch microwavable? ⌄

Yes! Our custom pouch is BPA free and microwave safe.

Are there low calorie options? ⌄

Yes! For example, our Squash & Carrot is just 110 calories for the entire 12oz pouch and is made with delicious ingredients including butternut squash, coconut milk & turmeric. Even our Meatball Minestrone which is thick, hearty and full of meatballs, beans and farro, is only 350 calories for the whole pouch, that's less than many salads!

How can you cost-effectively ship Soup? ⌄

Good question! So, the pouches themselves weigh almost nothing, almost never break, and can be compressed tightly into a box so we can ship soups all over the country very efficiently in beautifully branded small boxes. Compare this to a cylindrical heavy metal can or a tetra pak and you can see how we can do this :-)

Is this a UK or US based company? ⌄

Proper Good is based in the USA. The two founders are originally from England, hence the British accents, but Proper Good is a US based C corp and initially selling only to the US market.

How will you use the funds you raise from Wefunder? ⌄

50% towards first production run.
30% towards digital and influencer marketing.
13.5% towards brand partnerships.
6.5% towards Wefunder Fees.